Exhibit 20
George Westinghouse Technology Center
Building 801 - 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Investor Contact	Company Contact:
Alliance Advisors, LLC. Mark McPartland / Chris Camarra 212-398-3487 ccamarra@allianceadvisors.net	John C. Regan, Chairman & CEO Nick Battaglia, CFO 412-243-3200
FOR IMMEDIATE RELEASE
FlagshipPDG Announces Fourth Quarter and Annual Results for Period Ended
January 31, 2009
PITTSBURGH, PA, May 15, 2009 — PDG Environmental, Inc. (dba FlagshipPDG) (OTC BB: PDGE), a leading provider of environmental remediation, disaster response and reconstruction services, today reported financial results for the fourth fiscal quarter and twelve months ended January 31, 2009.
Revenues for the fourth quarter of fiscal 2009 were $14.6 million, down 34.0% from the $22.1 million reported in the fourth quarter of fiscal 2008. The decrease was due to reduced discretionary customer spending resulting from the overall economic conditions. Revenues from asbestos and non-asbestos projects were down from prior year quarter levels by 21.7% and 33.3% respectively. In addition, $2.2 million in claim adjustments for contracts performed in prior years negatively impacted the revenues for the current fiscal quarter. Other direct and SG&A costs decreased $1.1 million from the fourth quarter of fiscal 2008 largely due to lower personnel and related costs as a result of cost cutting measures. The Company reported a net loss of $(3.6) million, or $(0.17) per diluted share in the fourth quarter of fiscal 2009, compared with a net loss of $(728,000), or $(0.04) per diluted share in the fourth quarter of fiscal 2008. The total negative impact on fourth quarter results from contract claims and contract adjustments was $3.0 million. EBITDA (earnings before interest, taxes, depreciation and amortization) was a negative $(2.6) million for the current quarter versus a positive EBITDA of $208,000 for the comparable period in fiscal 2008. In the fourth quarter of fiscal 2009, FlagshipPDG recorded non-cash accounting costs of $284,000 related to its July 2005 private placement as compared to $238,000 for the comparable period last year.
For the twelve months ended January 31, 2009 revenues were $83.7 million, a decrease of $13.4 million or 13.8% from the $97.1 million reported for the twelve months ended January 31, 2008 reflecting economic conditions in the last half of fiscal 2009. Other direct and SG&A costs decreased $1.2 million from the twelve months of fiscal 2008 due to lower personnel and related costs offset by increases in bad debt expense, marketing and re-branding costs, and non-cash stock option expense. The Company reported a net loss of $(5.2) million, or $(0.25) per diluted share for the twelve months ended January 31, 2009, compared with a net loss of $(909,000), or $(0.04) per diluted share for the twelve months ended January 31, 2008. Earnings for the current twelve-month period were adversely impacted by lower than anticipated revenues and the $3 million impact for contract claim adjustments and bad debts discussed above. EBITDA was a negative $(1.8) million for the twelve months of fiscal 2009 versus a positive EBITDA of $3.0 million for the comparable period in fiscal 2008. For the twelve months ended January 31, 2009, FlagshipPDG recorded non-cash accounting costs of $1.1 million related to its July 2005 private placement as compared to $896,000 for the comparable period last year.

On May 14, 2009, we entered into an amendment to our existing Loan Agreement that waived our non-compliance with certain financial covenants as of January 31, 2009 and made certain revisions to the financial covenants for the period ended January 31, 2010. The amendment also extended the maturity date of the underlying loan to August 3, 2010, and sets the interest rate at prime plus 0.75% with a floor from the prime rate at 4.25%.
On May 14, 2009, we and our sole remaining preferred shareholder entered into an exchange agreement pursuant to which the Series C Convertible Preferred Stock was surrendered and exchanged for a subordinated secured promissory note. The principal amount of the subordinated note is $4,993,226, bears interest at an annual rate of 8% and is due on August 31, 2010. A monthly payment of principal and interest of $50,000 will be made with the remainder of the amount due on August 31, 2010. Due to the execution of the exchange agreement, $4.4 million of the Series C Preferred Stock has been classified as a long-term liability and $0.1 million has been classified as a current liability as of January 31, 2009.
“We are obviously disappointed with the financial performance for the year but the economy has had a dramatic impact on our revenue levels. In addition, during the year a number of claims on contracts completed in prior years were settled or written down to clean-up the balance sheet, generate cash, and stop the legal expenses and management distraction. The combination of the claim write-down, settlement, and increased bad debt expense resulted in a negative impact of nearly $3 million to the bottom line. In light of the realties of the economic conditions we have taken the necessary steps to rationalize our fixed costs to achievable revenue levels, resulting in a reduction to our annual infrastructure costs of nearly $5 million. Most importantly, the amendments to our banking and preferred agreements will allow us additional time to execute on our business plans. While we continue to monitor customer spending levels, we anticipate that federal economic stimulus dollars will have a positive impact on our top line through increased spending on projects for schools, public housing, DOE site clean-up and federal buildings.” said John C. Regan, chairman and chief executive officer of FlagshipPDG.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release as actual results for the quarter.
About FlagshipPDG
FlagshipPDG, headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, FlagshipPDG has offices nationwide capable of responding to customer requirements coast to coast. For additional information, please visit http://www.FlagshipPDG.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on first parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
— Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended January 31,
	2009	2008

Contract Revenues	$14,615,000	$22,130,000

Direct Job Costs	12,224,000	15,749,000

Field Margin	2,391,000	6,381,000

Other Direct Costs	2,115,000	2,769,000

Gross Margin	276,000	3,612,000

Gain (Loss) on Sale of Fixed Assets	2,000	9,000
Non-Cash Impairment Charge for Operating Lease	—	52,000
Selling, General and Administrative Expenses	3,343,000	3,831,000

(Loss) from Operations	(3,065,000)	(262,000)

Other Income (Expense):
Interest Expense	(209,000)	(269,000)
Non-Cash Interest Expense for Preferred Dividends and Accretion of Discount	(284,000)	(238,000)
Interest and Other Income	7,000	15,000

	(486,000)	(492,000)

(Loss) Before Income Taxes	(3,551,000)	(754,000)

Income Tax (Benefit) Provision	77,000	(26,000)

Net (Loss)	$(3,628,000)	$(728,000)

(Loss) Per Common Share — Basic:	$(0.17)	$(0.04)

(Loss) Per Common Share — Diluted:	$(0.17)	$(0.04)

Average Common Shares Outstanding	20,868,000	20,814,000

Average Dilutive Common Stock Equivalents Outstanding	—	—

Average Common Shares and Dilutive Common Stock Equivalents Outstanding	20,868,000	20,814,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(“EBITDA”)
(UNAUDITED)

	For the Three Months Ended January 31,
	2009	2008
Net (Loss)	(3,628,000)	(728,000)

Interest Expense	209,000	269,000
Non-Cash Interest Expense for Preferred Dividends and Accretion of Discount	284,000	238,000
Income Tax (Benefit) Provision	77,000	(26,000)
Depreciation and Amortization	438,000	455,000

EBITDA	$(2,620,000)	$208,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Twelve Months Ended
	January 31,
	2009	2008

Contract Revenues	$83,671,000	$97,084,000

Direct Job Costs	64,359,000	71,998,000

Field Margin	19,312,000	25,086,000

Other Direct Costs	9,385,000	10,998,000

Gross Margin	9,927,000	14,088,000

Gain (Loss) on Sale of Fixed Assets	(4,000)	9,000
Non-Cash Impairment Charge for Operating Lease	—	52,000
Selling, General and Administrative Expenses	13,598,000	13,230,000

Income (Loss) from Operations	(3,675,000)	815,000

Other Income (Expense):
Interest Expense	(845,000)	(1,152,000)
Non-Cash Interest Expense for Preferred Dividends and Accretion of Discount	(1,063,000)	(896,000)
Interest and Other Income	68,000	330,000

	(1,840,000)	(1,718,000)

(Loss) Before Income Taxes	(5,515,000)	(903,000)

Income Tax (Benefit) Provision	(354,000)	6,000

Net (Loss)	$(5,161,000)	$(909,000)

(Loss) Per Common Share — Basic:	$(0.25)	$(0.04)

(Loss) Per Common Share — Diluted:	$(0.25)	$(0.04)

Average Common Shares Outstanding	20,833,000	20,664,000

Average Dilutive Common Stock Equivalents Outstanding	—	—

Average Common Shares and Dilutive Common Stock Equivalents Outstanding	20,833,000	20,664,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION
(“EBITDA”)
(UNAUDITED)

	For the Twelve Months Ended
	January 31,
	2009	2008

Net (Loss)	(5,161,000)	(909,000)

Interest Expense	845,000	1,152,000
Non-Cash Interest Expense for Preferred Dividends and Accretion of Discount	1,063,000	896,000
Income Tax (Benefit) Provision	(354,000)	6,000
Depreciation and Amortization	1,791,000	1,858,000

EBITDA	$(1,816,000)	$3,003,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31,
	2009	2008
ASSETS

Current Assets
Cash and cash equivalents	$314,000	$90,000
Contracts receivable, net	20,677,000	22,154,000
Costs and estimated earnings in excess of billings on uncompleted contracts	3,180,000	3,325,000
Inventories	616,000	689,000
Income taxes receivable	355,000	—
Deferred income tax asset	983,000	1,111,000
Other current assets	344,000	94,000

Total Current Assets	26,469,000	27,463,000

Property, Plant and Equipment	12,431,000	12,201,000
Less: accumulated depreciation	(10,786,000)	(9,859,000)

	1,645,000	2,342,000

Intangible Assets, net	4,026,000	4,718,000
Goodwill	2,489,000	2,614,000
Deferred Income Tax Asset	2,948,000	2,804,000
Contracts Receivable, Non Current	1,820,000	677,000
Costs in excess of billings on uncompleted contracts, Non Current	1,630,000	3,327,000
Other Assets	345,000	300,000

Total Assets	$41,372,000	$44,245,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$$9,411,000	$9,729,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,125,000	1,832,000
Accrued income taxes	44,000	255,000
Accrued liabilities	2,742,000	4,921,000
Current portion of long-term debt	303,000	412,000
Mandatorily redeemable cumulative convertible Series C preferred stock	137,000	—

Total Current Liabilities	13,762,000	17,149,000

Long-Term Debt	15,045,000	10,679,000

Mandatorily redeemable cumulative convertible Series C preferred stock	4,372,000	3,446,000

Total Liabilities	33,179,000	31,274,000

Stockholders’ Equity
Common stock	418,000	418,000
Common stock warrants	1,628,000	1,628,000
Paid-in capital	20,111,000	19,728,000
Accumulated deficit	(13,926,000)	(8,765,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	8,193,000	12,971,000

Total Liabilities and Stockholders’ Equity	$41,372,000	$44,245,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Twelve Months Ended January 31,
	2009	2008
Cash Flows From Operating Activities:
Net (loss)	$(5,161,000)	$(909,000)
Adjustments to Reconcile Net Income to Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	1,791,000	1,858,000
Deferred Income Taxes	(16,000)	(435,000)
Interest expense for Series C preferred stock dividend and accretion of discount	1,063,000	896,000
Stock based compensation	381,000	345,000
Loss (Gain) on sale of fixed assets	4,000	(9,000)
Provision for receivable allowance	1,632,000	4,000
Impairment charge for operating lease	—	52,000

	(306,000)	1,802,000

Changes in Operating Assets and Liabilities:
Contracts receivable	(1,298,000)	(1,078,000)
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	1,842,000	(1,045,000)
Inventories	73,000	(136,000)
Accrued income taxes	(211,000)	526,000
Other current assets	708,000	1,423,000
Accounts payable	(318,000)	2,326,000
Billings in excess of costs and estimated earnings on uncompleted contracts	(707,000)	(1,589,000)
Accrued liabilities	(1,954,000)	899,000

Total Changes	(1,865,000)	1,326,000

Net Cash Provided by (Used in) Operating Activities	(2,171,000)	3,128,000

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(283,000)	(674,000)
Proceeds from sale of fixed assets	9,000	27,000
Payment of accrued earnout liability	(100,000)	—
Changes in other assets	(139,000)	(105,000)

Net Cash Used in Investing Activities	(513,000)	(752,000)

Cash Flows From Financing Activities:
Proceeds from debt	4,619,000	—
Proceeds from exercise of stock options	2,000	145,000
Payment of premium financing liability	(1,313,000)	(983,000)
Principal payments on debt	(400,000)	(1,606,000)

Net Cash Provided by (Used in) Financing Activities	2,908,000	(2,444,000)

Net increase (decrease) in cash and cash equivalents	224,000	(68,000)
Cash and cash equivalents, beginning of year	90,000	158,000

Cash and Cash Equivalents, End of Year	$314,000	$90,000

Supplementary disclosure of non-cash Investing and Financing Activity:
(Decrease) in goodwill and accrued liabilities for earnout liability	$(125,000)	$(37,000)

Financing of annual insurance premium	$1,313,000	$983,000

Non-cash purchase of fixed assets financed through capital leases	$38,000	$214,000